Q:       WHY DID THE TWO COMPANIES DECIDE TO MERGE?

A: Because both companies believe there is a significant business opportunity to take biometrics into mainstream commercial markets. We believe that by joining forces the merged company will be the first to assemble the complete set of technologies, operating skills and product offerings necessary to lead this emerging industry.

Q:       WHAT SPECIFICALLY DO YOU MEAN?

A: We think the right vehicle in the future for delivery of biometric functionality is deployment-ready biometric network appliances. Both companies have been moving in this direction. Connectivity, scalability, the right applications and good packaging will be key.

         We believe our strengths individually are considerable and complementary, and that the combination of DBI and Visionics is an outstanding strategic fit.

         Digital Biometrics brings great strengths in the design, assembly, deployment, integration and support of the most complex biometric hardware and software systems on the market. DBI's IBIS system for remote wireless identification embodies all of the key ingredients of what the biometric network appliances are about and will provide us a major engineering head start .

         Visionics will contribute the best face recognition engine on the market; significant expertise in the software and systems aspects of Internet-enabled appliances; a broad, and deep understanding of the commercial markets for biometrics; and a superb distribution network of VARs and integrators across a broad range of applications including banking, information security, ID programs, high-end access control, surveillance and criminal justice. We believe this is a winning combination.



Q:       WHY DID DIGITAL BIOMETRICS CHOOSE TO GROW IN THIS WAY?

A: Digital Biometrics has for years stated as an explicit strategic goal to expand the breadth of products we offer and markets we serve. The commercial market for biometric systems represents a large potential opportunity, and we believe that facial recognition will be a key technology for commercial applications. We believe this transaction enables Digital Biometrics to leverage its expertise in the design and deployment of complex biometric systems into new application areas and markets using facial recognition. Furthermore, we think this merger will enable us to combine the strengths of both companies to create new offerings for new markets that have not even been thought of by others yet.

Q:       WHAT ARE THE IMPLICATIONS OF THIS FOR YOUR CURRENT BUSINESSES?

A: Each company has strong businesses in their current market areas. These are assets for the merged company. We fully intend to continue to compete vigorously with our current business models and products in the markets we serve now. We intend to make our merged company even stronger through aggressive new product development and new market penetration. This merger is about industry leadership built by capitalizing on our respective strengths.

Q:       WHAT WILL BE THE CORPORATE NAME OF THE NEW ENTITY?

A:       The merged company will adopt the Visionics Corporation name.

Q:       WHY ARE YOU CHOOSING THIS NAME INSTEAD OF DIGITAL BIOMETRICS?

A: Because we think the Visionics name is identified better with the commercial market, the area which we think has the most growth potential. It is also a broader, more general name, allowing the merged company more identity flexibility to pursue new business areas without having its name acting at cross-purposes to our business growth goals. Our main consideration in this decision was what name would be best for long-term shareholder value.
         Keep in mind that what we are discussing is the CORPORATE name. The BRAND NAMES which each company brings to the merger WILL BE MAINTAINED. Live-scan products and services will be sold under the Digital Biometrics brand name. Facial recognition software will be sold under the FaceIt brand name. These brand identities are valuable assets which we fully intend to support going forward.

Q:       WHO WILL BE THE NEW MANAGEMENT TEAM?

A: Dr. Joseph J. Atick, current PresidentCEO, and Founder of Visionics, will serve as Chief Executive Officer of the combined company John J. Metil, who was recently named President of Digital Biometrics, will be President of the merged company. James C. Granger, DBI's Board Chairman, will continue to serve as Chairman of the merged company. The Board of Directors of the merged company will be expanded to eight members, consisting of the six current members of the DBI Board plus two of Visionics' current Board members, Dr. Atick and Mr. Jason Choo of Lonsdale Group Ltd., a venture capital investor in Visionics.

Q:       WHAT DOES VISIONICS DO?

A: Visionics is a pioneer in the field of face recognition. Human faces, just like fingerprints, contain identity specific patterns that can be automatically detected and matched by a computer. Visionics has become a leader in the biometric industry by developing this into powerful commercial technology with broad appeal. Today the Visionics software engine, FaceIt, detects and recognizes faces faster than the blink of an eye. In fact it matches faces at speeds in excess of a million faces per second on a standard PC. It can even recognize faces in a crowd, in motion and at a distance from purely ordinary images or cameras.

         The applications for this type of technology include security, access control, banking, e-commerce, surveillance, law enforcement, national IDs, travel, natural human-machine interface, data mining and personalization.

         The Visionics business strategy has been to focus on the encapsulation of the technology into modules and software components that meet the requirements of a large number of applications and that are easy to integrate by Software Developers and OEMs into finished products and solutions.

         Today the Visonics developer network is a substantial and prized asset--with significantly more than a hundred member companies developing products and solutions based on our technology. A list of some of the companies that have products on the market is available on the Visionics website, and includes names such as EDS, Polaroid, Datacard, Informix, Innoventry (a subsidiary of Wells Fargo) and many more.

         Please see the Visionics website for more information
         (www.visionics.com).

Q:       WILL EACH COMPANY CONTINUE TO OFFER THEIR EXISTING PRODUCT LINES?

A: Yes. The merged company will continue to offer and support the current product lines under their respective brand names. These product lines and brand identities are significant assets and we intend to manage them as such.

Q:       WILL THERE BE ANY REDUNDANCY?

A: We don't think so. The due diligence process which both sides conducted told us that there is no significant duplication of functions between the two companies. We plan to maintain and expand the facilities of both companies, and we do not anticipate that any employees will have to relocate. It is our expectation and belief that the professional opportunities for all of our employees--Visionics and Digital Biometrics--are enhanced by the merger.

Q:       WHAT ARE THE SPECIFIC TERMS OF THE MERGER?

A: Under the terms of the agreement, Digital Biometrics will issue approximately 7 million new shares to Visionics' shareholders. Visionics shareholders will own approximately 30% of the resulting 24 million outstanding shares. The merger will be a tax-free, stock-for-stock transaction and will be accounted for as a pooling of interests. The Board of Directors of Digital Biometrics engaged SunTrust Equitable Securities who delivered a fairness opinion on the transaction. The merger will be subject to customary conditions including regulatory review and the affirmative vote of shareholders of both companies.

Q: WHY ARE YOU CALLING THIS A MERGER WHEN SOME STORIES IN THE PRESS SAYS DIGITAL BIOMETRICS IS BUYING VISIONICS?

A: Because both parties think of it as a merger. We are entering into this transaction because we intend to use the strengths of both companies to build products, services and market positions which neither of us is doing now or could do now without the attributes the other company brings. We are combining our management teams and the complementary talents of our employees. Both Digital Biometrics and Visionics stockholders will be stockholders of the combined company. Our goal is to create a situation where the whole is greater than the sum of the parts. We think that calling this a merger is appropriate.

Q:       WILL THE NEW COMPANY BE PUBLIC TRADED?

A:       Yes, DBI's common stock will continue to be listed on The Nasdaq Stock
         Market.

Q:       WHEN WILL YOU FILE YOUR FORM S-4?

A: Digital Biometrics plans to file a Proxy and Registration Statement on Form S-4 with the SEC in connection with the transaction by early November. The Form S-4 will contain a prospectus and other documents. The Form S-4 will contain important information about Digital Biometrics, Visionics Corporation, the transaction and related matters. Investors and stockholders should read it carefully, together with the other documents filed with the SEC in connection with the transaction before they make any decision with respect to the sale or purchase of DBI shares. A copy of the merger agreement will be filed by Digital Biometrics as an exhibit to its Form 8-K, a separate filing from the Form S-4 that will also be submitted by early November. The Form S-4, the Form 8-K and all other documents filed with the SEC in connection with the transaction will be available free of charge at the SEC's web site at www.sec.gov. In addition, the Form S-4, the Form 8-K and all other documents filed with the SEC in connection with the transaction will be made available to investors free of charge by calling or writing to DBI.

Q:       WILL THERE BE A REPLAY OF THE CONFERENCE CALL?

A: A replay of the conference call will be available through October 26th at 888-566-0697 in the U.S. and 402-988-0831 internationally.

THE ABOVE MATERIAL CONTAINS FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED ON THE BASIS OF SUCH FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS ARE MADE BASED ON MANAGEMENT'S BELIEFS, AS WELL AS ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO, MANAGEMENT PURSUANT TO THE "SAFE-HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. AMONG THE MOST SIGNIFICANT RISKS AND UNCERTAINTIES WITH RESPECT TO THE MERGER BETWEEN DIGITAL BIOMETRICS AND VISIONICS ARE OBTAINING REGULATORY AND SHAREHOLDER APPROVAL, FULFILLING THE CONDITIONS SET FORTH IN THE DEFINITIVE MERGER AGREEMENT FOR THE CLOSE OF THE ANTICIPATED TRANSACTION, AND THE TIMING OF THE CLOSING OF THE TRANSACTION. WITH RESPECT TO DIGITAL BIOMETRICS, ITS BUSINESS RISK FACTORS AS A STAND-ALONE ENTITY INCLUDE THE ABILITY OF THE COMPANY TO MAINTAIN OPERATING PROFITABILITY; TO DEVELOP, INTRODUCE AND BUILD REVENUE AND PROFIT STREAMS BASED ON NEW PRODUCTS AND SERVICES IN EXISTING AND EMERGING MARKETS; TO EXECUTE ON CUSTOMER DELIVERY AND INSTALLATION SCHEDULES AND TO ADJUST TO CHANGES IN THESE SCHEDULES REQUIRED BY CUSTOMERS; TO MAINTAIN ADEQUATE LIQUIDITY AND WORKING CAPITAL RESOURCES; AND TO MANAGE THE CONCENTRATION OF ACCOUNTS RECEIVABLE AND OTHER CREDIT RISKS ASSOCIATED WITH SELLING PRODUCTS AND SERVICES TO GOVERNMENTAL ENTITIES AND OTHER LARGE CUSTOMERS. FOR A MORE COMPLETE DESCRIPTION OF THESE AND OTHER RISK FACTORS WHICH MAY AFFECT THE FUTURE PERFORMANCE OF DIGITAL BIOMETRICS ON A STAND-ALONE BASIS, SEE "RISK FACTORS" UNDER ITEM 7 OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1999.